EXHIBIT 99.1

For Information
Brent A. Collins
303-861-8140

ST. MARY ANNOUNCES HIRING OF CHIEF FINANCIAL OFFICER

DENVER – August 4, 2008 – St. Mary Land & Exploration Company (NYSE: SM) today announces that it has hired Wade Pursell as Executive Vice President and Chief Financial Officer.

Tony Best, President and CEO, commented, “I am pleased to have an executive of Wade’s ability joining St. Mary.  His leadership abilities, transactional experience, and deep financial and accounting knowledge make him a great fit for our organization.  He is a proven talent who will contribute to the continued success and growth of the Company.”

Mr. Pursell has over 20 years of experience in financial and accounting positions.  He most recently was employed at Helix Energy Solutions in Houston, Texas, where he served as Chief Financial Officer from 2000 through July 4, 2008 and as Vice President – Finance and Treasurer from 1997 through 2000.  Prior to that, Mr. Pursell spent nine years in positions of increasing responsibility in the Audit Practice of Arthur Andersen specializing in energy related clients.  He received his undergraduate degree from the University of Central Arkansas.  He and his family will be relocating from Houston to Denver and he is expected to join the Company on September 8, 2008.

PR 08-14
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